Exhibit (a)(5)(N)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made only by the Offer to Purchase, dated February 13, 2014,

and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the

Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser (as defined below) by

Foros Securities LLC or one or more registered brokers
or dealers licensed under the laws of such jurisdiction
to be designated by Purchaser.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

ACCELRYS, INC.

at

$12.50 Net Per Share

by

3DS ACQUISITION CORP.,

a wholly owned direct subsidiary

of

DASSAULT SYSTEMES AMERICAS CORP.,

a wholly owned indirect subsidiary

of

DASSAULT SYSTÈMES SA

3DS Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly owned direct subsidiary of Dassault Systemes Americas Corp., a Delaware corporation (“Parent”) and a wholly owned indirect subsidiary of Dassault Systèmes SA, a French corporation with limited liability (“Dassault Systèmes SA”), is making an offer to purchase all the issued and outstanding shares of common stock, par value $0.0001 per share (“Shares”), of Accelrys, Inc., a Delaware corporation (“Accelrys”), at a price per Share of $12.50, net to the seller in cash, without interest (the “Offer Price”), and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 13, 2014 (the “Offer to Purchase”), and in the related Letter of Transmittal (together with the Offer to Purchase and any amendments or supplements thereto, the “Offer”).

THE OFFER WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF THE DAY ON THURSDAY, MARCH 13, 2014, UNLESS THE OFFER IS EXTENDED.

The Offer is being made pursuant to the Agreement and Plan of Merger dated as of January 30, 2014 (the “Merger Agreement”), among Parent, Purchaser and Accelrys. The Offer is conditioned upon, among other things, (i) the satisfaction of the Minimum Condition (as defined below), (ii) the expiration or termination of any applicable waiting period (or any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and receipt of clearances under any antitrust laws in Germany and Austria applicable to the purchase of Shares pursuant to the Offer or consummation of the Merger (as defined below) and (iii) the receipt of a written confirmation by the Committee on Foreign Investment in the United States stating that it has completed its review (or, if applicable, investigation) under Section 721 of the United States Defense Production Act of 1950, as amended, and the regulations promulgated thereunder and determined that there are no unresolved national security concerns with respect thereto (or following an investigation, the President of the United States shall not have exercised his authority thereunder to suspend or prohibit the Offer, the Merger and the other transactions contemplated by the Merger Agreement).

The term “Minimum Condition” is defined in Section 15— “Certain Conditions of the Offer” of the Offer to Purchase and generally requires that the number of Shares validly tendered and not validly withdrawn (excluding Shares delivered pursuant to guaranteed delivery instructions for which certificates have not yet been delivered) prior to the expiration of the Offer represents at least a majority of Shares then outstanding on a fully diluted basis (which is calculated as the sum of all Shares then issued and outstanding, plus all Shares which Accelrys may be required to issue as of such date pursuant to options, warrants, convertible securities or similar obligations then outstanding).

The Merger Agreement provides, among other things, that, as soon as practicable following the time that Purchaser accepts for payment Shares validly tendered and not validly withdrawn pursuant to the Offer, subject to satisfaction or waiver of certain conditions, Purchaser will merge with and into Accelrys (the “Merger”), with Accelrys continuing as the surviving corporation in the Merger and as a wholly owned subsidiary of Parent. Pursuant to the Merger Agreement, at the effective time of the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger will be converted into the right to receive the Offer Price, subject to any required withholding of taxes, except for (i) Shares owned by Parent or Purchaser, if any, or Shares owned by Accelrys as treasury stock, if any, which will be canceled and will cease to exist, (ii) Shares owned by a subsidiary of Accelrys or a subsidiary of Parent (other than Purchaser), if any, which will be converted into and become shares of common stock of the surviving corporation and (iii) Shares owned by Accelrys’ stockholders who properly demand appraisal of their Shares pursuant to the General Corporation Law of the State of Delaware (the “DGCL”).

The Board of Directors of Accelrys has unanimously adopted resolutions: (i) authorizing and approving the execution, delivery and performance of the Merger Agreement by Accelrys and the consummation of the transactions contemplated by the Merger Agreement; (ii) resolving that the Merger Agreement and the Merger shall be governed by Section 251(h) of the DGCL and that the Merger shall be consummated as soon as practicable following the consummation of the Offer; (iii) determining that the Merger Agreement and the transactions contemplated thereby are advisable, fair to and in the best interests of Accelrys and its stockholders; and (iv) recommending that the stockholders of Accelrys accept the Offer and tender their Shares pursuant to the Offer.

Because the Merger will be consummated in accordance with Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger in the event the Offer is consummated. Section 251(h) of the DGCL provides that stockholder approval of a merger is not required if certain requirements are met, including that, following the consummation of a tender offer for any and all of the outstanding stock of the company to be acquired, the acquiring company owns at least such percentage of the stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be required to adopt the merger agreement. If the Minimum Condition is satisfied and Purchaser accepts Shares for payment pursuant to the Offer, Purchaser will own at least the amount of shares of each class of stock of Accelrys that would, absent Section 251(h) of the DGCL, be required to approve the Merger. Following consummation of the Offer and subject to the satisfaction of the conditions to the Merger, Purchaser, Parent and Accelrys will take all necessary and appropriate action to effect the Merger as promptly as practicable without a vote of stockholders of Accelrys in accordance with Section 251(h) of the DGCL.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn as, if and when Purchaser gives oral or written notice to Computershare Trust Company, N.A. (the “Depositary”) of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (“Share Certificates”), if any, or confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company pursuant to the procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase, (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined in Section 2 — “Acceptance for Payment and Payment for Shares” of the Offer to Purchase) and (iii) any other documents required by the Letter of Transmittal. All questions as to validity, form, eligibility (including time of receipt) and acceptance for payment of any tendered Shares will be determined by Purchaser, in its sole discretion, which determination will be final and binding upon the tendering party. Under no circumstances will Purchaser pay interest on the purchase price to be paid for any Shares tendered in the Offer, regardless of any extension of the Offer or delay in making payment.

The Offer will expire at 12:00 midnight, New York City time, at the end of the day on March 13, 2014, unless Purchaser, in accordance with the Merger Agreement, extends the period during which the Offer is open, in which event the expiration date of the Offer is the latest date at which the Offer, as so extended, expires (such date, including any such extensions, the “Expiration Date”).

The Merger Agreement provides that so long as neither Accelrys nor Parent has terminated the Merger Agreement in accordance with its terms: Purchaser must extend the Offer for one or more successive periods of 10 business days each, if at the otherwise-scheduled

Expiration Date of the Offer any of the conditions to the Offer (other than the Minimum Condition) are not satisfied or, to the extent permitted by the Merger Agreement, waived. Purchaser will not, however, be required to extend the Offer beyond the Outside Date. The “Outside Date” is May 30, 2014 (which date shall automatically be extended by 30 days if specified required regulatory approvals have not been obtained as of May 30, 2014). Purchaser may extend the Offer, or, at the request of Accelrys, must extend the Offer, for one or more successive periods of 10 business days each, if at the otherwise-scheduled Expiration Date of the Offer, all conditions to the Offer (other than the Minimum Condition) have been satisfied or waived. Purchaser will not, however, be required or permitted to extend the Offer more than four times in these circumstances, nor is Purchaser required to extend the Offer beyond the Outside Date. Purchaser must also extend the Offer for any period required by applicable law or judgment, or any rule, regulation, interpretation or position of the Securities and Exchange Commission or its staff that is applicable to the Offer.

Any extension of the Offer will be followed by a public announcement no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. During any such extension, all Shares previously tendered and not validly withdrawn will remain subject to the Offer, subject to the rights of a tendering stockholder to withdraw such stockholder’s Shares.

Purchaser does not presently intend to offer a subsequent offering period, and is not permitted by the Merger Agreement to do so without Accelrys’ consent.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless previously accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after April 13, 2014. For a withdrawal to be effective, a written notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at The Depositary Trust Company to be credited with the withdrawn Shares.

The exchange of Shares for cash pursuant to the Offer or the Merger (or upon exercise of appraisal rights) will be a taxable transaction for United States federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign tax laws. Stockholders should consult with their tax advisors to determine the particular tax consequences to them of the Offer and the Merger (including the application and effect of any state, local or foreign income and other tax laws). For a more complete description of material United States federal income tax consequences of the Offer and the Merger, see Section 5  — “Material United States Federal Income Tax Consequences” of the Offer to Purchase.

The information required to be disclosed by Paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference. Accelrys has provided Purchaser with Accelrys’ stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on Accelrys’ stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and other nominees whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

THE OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

Any questions or requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth below. Requests for additional copies of the Offer to Purchase, the Letter of Transmittal and all other tender offer materials may be directed to the Information Agent, and copies will be furnished promptly at Purchaser’s expense. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

501 Madison Avenue, 20th floor
New York, New York 10022
Stockholders may call toll free: (888) 750-5834
Banks and Brokers may call collect: (212) 750-5833

The Dealer Manager for the Offer is

Foros Securities LLC

461 Fifth Avenue, 17th Floor

New York, NY 10017

(212) 340-7000

February 13, 2014